Filed pursuant to 424(b)(3)
Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 4 DATED AUGUST 25, 2010

TO THE PROSPECTUS DATED DECEMBER 18, 2009

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated December 18, 2009 (the “Prospectus”), Supplement No. 1, dated February 12, 2010 and Supplement No. 2, dated March 31, 2010. This Supplement supersedes and replaces Supplement No. 3, dated July 9, 2010. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our initial public offering;

B.	To provide information regarding distributions authorized;

C.	To describe the completion of the acquisitions of properties located in Seattle-Tacoma, Washington and Los Angeles, California;

D.	To describe the probable acquisitions of properties located in the San Francisco Bay Area of California and Portland, Oregon; and

E.	To update disclosure in the section of the Prospectus titled “Description of Capital Stock—Share Redemption Program.”

A. Status of Our Initial Public Offering

As of March 31, 2010, we had raised sufficient offering proceeds to satisfy the minimum offering requirements for our initial public offering with respect to all states other than Pennsylvania and Tennessee. Pursuant to the requirements of the Commissioner of Securities of the Commonwealth of Pennsylvania, no subscriptions from residents of the Commonwealth of Pennsylvania will be accepted until we have received at least $75,000,000 in aggregate gross proceeds from investors in the offering who are not residents of the Commonwealth of Pennsylvania. As of April 23, 2010, we had raised sufficient proceeds to satisfy the minimum offering requirements for Tennessee. Accordingly, all escrowed offering proceeds have been released from escrow and we are no longer required to deposit offering proceeds in an escrow account. All references in the Prospectus to offering proceeds being held in an escrow account until the minimum offering requirements have been met are hereby deleted.

As of August 23, 2010, we had received gross proceeds of approximately $55.0 million from the sale of approximately 5.5 million of our common shares in our initial public offering, including approximately $0.2 million from the sale of approximately 19,000 of our common shares through our distribution reinvestment plan. As of that date, based on our current allocation, approximately 197.1 million shares remained available for sale pursuant to our initial public offering, including 52.6 million shares available for sale through our distribution reinvestment plan. We may continue to offer shares of our common stock until December 18, 2011, unless extended for up to an additional one year period. We reserve the right to terminate the offering at any time.

B. Distributions Authorized by Our Board of Directors

Our board of directors authorized cash distributions at a quarterly rate of $0.15625 per share of common stock for the first, second and third quarters of 2010. We calculate individual payments of distributions to each stockholder based upon daily record dates during each quarter so that investors are eligible to earn distributions immediately upon purchasing shares of our common stock. The distributions are calculated based on common stockholders of record as of the close of business each day in the period. Total distributions of $301,068 for the first and second quarters of 2010 were paid on July 15, 2010, of which $180,185 was reinvested in shares of our common stock pursuant our distribution reinvestment plan. A minor portion of the cash distributions was paid with interest income and the balance was paid with offering proceeds. We anticipate that beginning with the third quarter of 2010, we will be in a position to pay distributions from our operating activities and possibly from financing activities. Our long-term goal is to fund the payment of quarterly distributions to investors entirely from operations. There can be no assurances that we will achieve this goal. The distributions for the third quarter will be paid during the fourth quarter on a date determined by us.

Until the net proceeds from our initial public offering are fully invested and from time to time thereafter, we may not generate sufficient cash flow from operations or funds from operations to fully fund distributions. Therefore, particularly in the earlier stages of our initial public offering, some or all of our distributions may be paid from other sources, such as cash flows from financing activities, which include borrowings (including borrowings secured by our assets), cash resulting from a waiver or deferral of fees otherwise payable to the Advisor or its affiliates, interest income on our cash balances and the net proceeds of our initial public offering (provided that proceeds from our initial public offering may be used only until March 31, 2011). We have not established a cap on the amount of our distributions that may be paid from any of these sources. The amount of any distributions will be determined by our board of directors and will depend on, among other things, current and projected cash requirements, tax considerations and other factors deemed relevant by our board.

C. Update Concerning Completed Real Property Acquisitions

Renton Industrial Building

On June 30, 2010, one of our wholly-owned subsidiaries acquired a fee interest in the Renton Industrial Building, an industrial distribution facility in the Kent Valley submarket of Seattle-Tacoma, Washington. The Renton Industrial Building consists of approximately 127,000 square feet of rentable area. The acquisition was made pursuant to an Assignment and Assumption Agreement (the “Assignment Agreement”) entered into on June 21, 2010, by and between our wholly-owned subsidiary and Air Express International USA, Inc. d/b/a DHL Global Forwarding (“DHL Global Forwarding”), pursuant to which DHL Global Forwarding assigned to our wholly-owned subsidiary its right, title, interest and obligations in, to and under a purchase and sale agreement relating to the acquisition of the Renton Industrial Building from Hunter Douglas Real Property, Inc. DHL Global Forwarding became a party to the purchase and sale agreement by assignment prior to the closing of the Assignment Agreement. Neither DHL Global Forwarding nor the seller of the Renton Industrial Building is affiliated with us or our affiliates.

The total purchase price was $12.6 million, exclusive of additional transfer taxes, due diligence and closing costs. Per the terms of the Advisory Agreement, an acquisition fee of $0.3 million, equal to 2% of the purchase price, was paid to the Advisor. We funded the acquisition using proceeds from this offering. The initial implied capitalization rate, or “cap rate,” on the purchase is approximately 8.0%. We determine cap rate by dividing the property’s projected annual net operating income, as determined during the due diligence process, by the purchase price of the property, exclusive of certain closing costs and fees paid to our Advisor. Net operating income includes, for these purposes, base rental income and expense reimbursements from in-place leases, reduced by operating expenses, replacement cost reserves and vacancy loss provisions. Although we believe our calculation of the implied cap rate is based on reasonable assumptions, there can be no assurances that our estimate is accurate.

In connection with the acquisition, one of our subsidiaries entered into a lease whereby the building is 100% leased to DHL Global Forwarding. DHL Global Forwarding is a global market leader in the logistics industry that commits its expertise in international express, air and ocean freight, road and rail transportation, contract logistics and international mail services. The lease will expire in October 2020 and contains two consecutive three-year renewal options. The lease provides for the rent to escalate periodically with average annual lease payments of approximately $1.1 million during the primary lease term. Pursuant to the terms of the lease, DHL Global Forwarding will make certain improvements to the property. Additionally, DHL Global Forwarding is responsible, subject to certain exceptions, for the operating expenses incurred in the operation and maintenance of the Renton Industrial Building. Deutsche Post AG, the parent of DHL Global Forwarding, has agreed to guaranty any and all amounts due under the lease, up to an aggregate maximum amount which will be reduced incrementally for each year of the lease. The cost of the Renton Industrial Building (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis. There are a number of comparable facilities in the vicinity of the Renton Industrial Building, which may compete with this facility.

We believe the property is adequately covered by insurance. The Renton Industrial Building will be managed by the local office of CB Richard Ellis, Inc.

Bell Gardens

On August 25, 2010, we acquired a fee interest in the Bell Gardens Industrial Park, which we refer to as “Bell Gardens,” which is comprised of three institutional quality warehouse / distribution properties aggregating approximately 263,000 square feet on 11.5 acres, located in the Bell Gardens submarket of Los Angeles County, California. In connection with this acquisition, an Agreement of Purchase and Sale was entered into, by and between IIT Acquisitions and The Realty Associates Fund V, L.P., which we refer to as the “Bell Gardens Purchase Agreement.” The Bell Gardens properties are 100% leased to five local and regional industrial tenants. Four of these tenants, JJD, Inc., Kiwi Distributing, Inc., Energized Distribution, LLC, and HBD/Thermoid, Inc., each individually lease more than 10% of the rentable area of the property, as described below:

•

JJD, Inc., a cold storage operator for the food distribution industry, leases 98,283 square feet or approximately 37% of the property’s rentable area under a lease that expires in November 2012 and contains no renewal options. The annual base rent under the lease is currently approximately $0.6 million, and is subject to annual rent escalations of 3%.

•

Kiwi Distributing, Inc., a food and beverage distributor for Southern California, leases 67,978 square feet or approximately 26% of the property’s rentable area under a lease that expires in September 2013 and contains no renewal options. The annual base rent under the lease is currently approximately $0.3 million, and is subject to a mid-term rent escalation of approximately 8%.

•

Energized Distribution, LLC., a non-alcoholic beverage distributor, leases 48,600 square feet or approximately 19% of the property’s rentable area under a lease that expires in June 2013 and contains one, five-year lease renewal option . The annual base rent under the lease is currently approximately $0.3 million, and is subject to annual rent escalations of 3%.

•

HBD/Thermoid, Inc., a manufacturer and supplier of general-purpose and application-engineered industrial products, leases 35,892 square feet or approximately 14% of the property’s rentable area under a lease that expires in March 2015 and contains one, five-year renewal option. The annual base rent under the lease is currently approximately $0.1 million, and is subject to annual rent escalations of approximately 22% over the next four years.

In general, each tenant will be responsible for the reimbursement of certain operating costs and its proportionate share of real estate taxes, insurance and common area maintenance costs. Our management currently believes that Bell Gardens is suitable for its intended purposes and has no immediate plans for material renovations or other capital improvements, and Bell Gardens will be adequately covered by insurance.

The total purchase price for Bell Gardens was $15.5 million, exclusive of additional transfer taxes, due diligence and closing costs. There are a number of comparable facilities in the vicinity of Bell Gardens which may compete with these facilities. We paid an acquisition fee (pursuant to the terms of the Advisory Agreement) of $0.3 million to the Advisor equal to 2.0% of the purchase price of this transaction. We funded this acquisition using proceeds from this offering. The aggregate cost of this acquisition (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for Bell Gardens during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (1)
2005	100%	$4.80
2006	100%	$5.88
2007	100%	$6.65
2008	100%	$6.82
2009	85%	$6.60

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s straight line total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from August 25, 2010 through December 31, 2010 and for each of the years ending December 31, 2011 through 2019 for Bell Gardens:

	Number of Leases	Gross Leasable Area		Annual Base Rental Income of Expiring Leases	Percent of Total Annual Base Rental Income
Year		Approximate Square Feet	Percent of Total Leasable Area
2010	—	—	—	—	—
2011	—	—	—	—	—
2012	2	110,932	42%	$750,864	50%
2013	2	116,578	44%	$647,916	44%
2014	—	—	—	—	—
2015	1	35,892	14%	$172,272	6%
2016	—	—	—	—	—
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	—	—	—	—	—

D. Update Concerning Probable Acquisitions

Bay Area Portfolio

On July 29, 2010, we entered into a definitive agreement to acquire a fee interest in one property located in the Bayside Business Park aggregating approximately 246,000 square feet on 10.4 acres, and fee interests in three properties located in the Pinole Point Business Park aggregating approximately 475,000 square feet on 30.0 acres, which we refer to collectively herein as the “Bay Area Portfolio.” In connection with these proposed acquisitions, a Contract of Sale, which we refer to as the “Bay Area Purchase Agreement,” was entered into by and between IIT Acquisitions LLC, our wholly-owned subsidiary, which we refer to as “IIT Acquisitions,” and Richmond Pinole Point Industrial, LLC and Fremont Bayside Industrial, LLC. The Bay Area Portfolio is currently approximately 93% leased to six tenants under lease agreements with varying lease terms. Three of these tenants, Super Micro Computer, Inc., Alan Ritchey, Inc. and Bio-Rad Laboratories, Inc., each individually lease more than 10% of the rentable area of the portfolio, as described below:

•

Super Micro Computer, Inc., an integrated computer manufacturer, leases 246,450 square feet or approximately 34% of the Bay Area Portfolio’s rentable area under a lease that expires in July 2015 and contains one, five-year lease renewal option. The annual base rent under the lease is currently approximately $1.5 million, and is subject to annual rent escalations of 3%.

•

Alan Ritchey, Inc., a United States Postal Service contractor, leases 200,000 square feet or approximately 28% of the Bay Area Portfolio’s rentable area under a lease that expires in January 2012 and contains no lease renewal options. The annual base rent under the lease is currently approximately $1.1 million, with no further escalations remaining.

•

Bio-Rad Laboratories, Inc., a biological equipment manufacturer and distributor, leases 116,250 square feet or approximately 16% of the Bay Area Portfolio’s rentable area under a lease that expires in December 2018 and contains two, five-year lease renewal options. The annual base rent under the lease is currently approximately $0.7 million, and is subject to annual rent escalations of 3%.

In general, each tenant will be responsible for the reimbursement of certain operating costs and its proportionate share of real estate taxes, insurance and common area maintenance costs.

We believe that, as a West Coast port market, the San Francisco Bay Area continues to be an important distribution hub, with a fast growing population, attractive industry mix driven by strong international demand, and significant geographic and physical barriers to entry including high land costs. The Bayside Business Park is located in Fremont, California, approximately 30 miles from each of the Port of Oakland, San Francisco International Airport and Oakland Airport, and is approximately 11 miles from the San Jose International Airport. The Pinole Point Business Park is located in Richmond, California, approximately 25 miles from the Oakland International Airport and is less than 5 miles from the Port of Oakland. There are a number of comparable facilities in the vicinity of the Bay Area Portfolio, which may compete with these facilities.

The total approximate aggregate purchase price for the Bay Area Portfolio is expected to be $60.0 million, exclusive of additional transfer taxes, due diligence and closing costs. In connection with the execution of the Bay Area Purchase Agreement, we have deposited an amount of $600,000 into an escrow account. We expect to pay an estimated acquisition fee (pursuant to the terms of the Advisory Agreement) to the Advisor equal to 2.0% of the purchase price. We plan to fund the acquisition using proceeds from this offering and debt financing.

The Bay Area Portfolio acquisition is expected to close later during the third quarter of 2010. There is no assurance that we will be able to purchase the Bay Area Portfolio on the terms set forth herein or at all. The consummation of the acquisition is subject to our completion of due diligence and various closing conditions to be met by the parties. If we do not close on the acquisition, there are circumstances under which we may forfeit the deposits we have funded.

Our management currently believes that the Bay Area Portfolio is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and the Bay Area Portfolio will be adequately covered by insurance. If acquired, the cost of the Bay Area Portfolio (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Bay Area Portfolio during each of the past two years ended December 31:

Year (1)	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (2)
2008	93%	$7.15
2009	96%	$8.05

(1)	Data for the years ended December 31, 2005, 2006 and 2007 is not available because it is not within the seller’s knowledge or reasonably available to the seller.
(2)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s straight line total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year. The 2008 average effective annual gross rent per leased square foot represents annualized gross rents that were calculated based on rents received during the portion of 2008 that the seller owned the properties. The seller’s period of ownership during 2008 began in June 2008 for the Bayside Business Park and May 2008 for the Pinole Point Business Park.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from August 25, 2010 through December 31, 2010 and for each of the years ending December 31, 2011 through 2019 for the Bay Area Portfolio:

	Number of Leases	Gross Leasable Area		Annual Base Rental Income of Expiring Leases	Percent of Total Annual Base Rental Income
Year		Approximate Square Feet	Percent of Total Leasable Area
2010	—	—	—	—	—
2011	—	—	—	—	—
2012	1	200,000	28%	$1,131,434	28%
2013	2	70,776	10%	$507,365	12%
2014	—	—	—	—	—
2015	2	279,282	39%	$2,000,522	43%
2016	—	—	—	—	—
2017	—	—	—	—	—
2018	1	116,250	16%	$923,730	18%
2019	—	—	—	—	—

Portland Portfolio

On August 2, 2010, we entered into a definitive agreement to acquire a fee interest in the Portland Industrial Portfolio, which we refer to as the “Portland Portfolio,” which is comprised of six industrial properties aggregating approximately 475,000 square feet on 29.9 acres, located in the Northeast submarket of Portland, Oregon. In connection with this proposed acquisitions, an Agreement of Purchase and Sale was entered into by and between IIT Acquisitions and The Realty Associates Fund VI, L.P., which we refer to as the “Portland Purchase Agreement.” The Portland Portfolio properties are approximately 96% leased to 19 diverse tenants. Two of these tenants, Vertis, Inc. and Johnstone Supply Inc., each individually lease more than 10% of the rentable area of the portfolio, as described below:

•

Vertis, Inc., a market research, media planning, advertising production and fulfillment services provider, leases 173,250 square feet or approximately 37% of the property’s rentable area under a lease that expires in November 2012 and contains no lease renewal options. The annual base rent under the lease is currently approximately $1.0 million, and is subject to annual rent escalations of 3%.

•

Johnstone Supply, Inc., a wholesale distributor in the HVACR industry (heating, ventilation, air-conditioning, refrigeration and plumbing equipment), leases 124,610 square feet or approximately 26% of the property’s rentable area under a lease that expires in October 2013 and contains no lease renewal options. The annual base rent under the lease is currently approximately $0.8 million, and is subject to annual rent escalations of 3%.

In general, each tenant will be responsible for the reimbursement of certain operating costs and its proportionate share of real estate taxes, insurance and common area maintenance costs.

The total approximate purchase price for the Portland Portfolio is $28.0 million, exclusive of additional transfer taxes, due diligence and closing costs. In connection with the execution of the Portland Purchase Agreement, we deposited an amount of $1.0 million into an escrow account.

The Portland Portfolio acquisition is expected to close later during the third quarter of 2010. There is no assurance that we will be able to purchase the Portland Portfolio based on the terms set forth herein or at all. The consummation of the acquisition is subject to various closing conditions to be met by the parties and our completion of due diligence. If we do not close on this acquisition, there are circumstances under which we may forfeit the deposits that we have funded. We expect to pay an estimated acquisition fee (pursuant to the terms of the Advisory Agreement) to the Advisor equal to 2.0% of the aggregate purchase price of this transaction. We plan to fund this acquisition using proceeds from this offering and debt financing. We have not yet received financing commitments for this acquisition and there can be no assurances that we will be able to secure debt financing.

Our management currently believes that the Portland Portfolio is suitable for their intended purposes and has no immediate plans for material renovations or other capital improvements, and the Portland Portfolio will be adequately covered by insurance. If acquired, the aggregate cost of this acquisition (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Portland Portfolio during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (1)
2005	93%	$6.26
2006	89%	$6.24
2007	96%	$6.36
2008	99%	$7.65
2009	98%	$7.87

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s straight line total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from August 25, 2010 through December 31, 2010 and for each of the years ending December 31, 2011 through 2019 for the Portland Portfolio:

	Number of Leases	Gross Leasable Area		Annual Base Rental Income of Expiring Leases	Percent of Total Annual Base Rental Income
Year		Approximate Square Feet	Percent of Total Leasable Area
2010	2	19,280	4%	$104,532	4%
2011	2	25,131	5%	$266,748	9%
2012	7	203,515	43%	$1,318,644	43%
2013	4	178,210	38%	$1,194,648	38%
2014	1	4,280	1%	$31,236	1%
2015	3	28,241	6%	$176,568	5%
2016	—	—	—	—	—
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	—	—	—	—	—

E. Updates to the Section of the Prospectus Titled “Description of Capital Stock—Share Redemption Program”

The following updates and replaces the last two sentences of the second full paragraph on page 118 of the Prospectus in order to clarify the disclosure:

“All requests for redemption must be made in writing and received by us at least 15 days prior to the end of the applicable quarter (the “Applicable Quarter End”). Stockholders may also withdraw their redemption request by submitting a request in writing that is received by us at any time up to three business days prior to the Applicable Quarter End.”

The following updates and replaces the first two sentences of the carryover paragraph beginning on page 118 and ending on page 119 of the Prospectus in order to clarify the disclosure:

“We will determine whether to approve redemption requests no later than 15 days following the Applicable Quarter End, which we refer to as the “Redemption Determination Date.” No later than three business days following the Redemption Determination Date, we will pay the redemption price in cash for shares approved for redemption and/or, as necessary, will notify each stockholder in writing if the stockholder’s redemption request was not honored in whole or in part.”

The following updates and replaces the first sentence of the first full paragraph on page 119 of the Prospectus in order to clarify the disclosure:

“Shares of our common stock approved for redemption on the Redemption Determination Date will be redeemed by us under the share redemption program effective as of the Applicable Quarter End and will return to the status of authorized but unissued shares of common stock.”